Exhibit (a)(1)(K)

April 6, 2009 – Subject: Final Week of the Exchange Offer

This week is scheduled to be the final week of the Williams-Sonoma, Inc. Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for Restricted Stock Units (referred to as the “Offer to Exchange”). After today, there are four (4) days left to make your election. The offer to exchange your eligible stock options and stock-settled stock appreciation rights will expire at 9:00 p.m., Pacific Time, on April 10, 2009, unless we extend the offer. If you have already made an election, you have until the expiration date to withdraw or change your election.

If you would like to participate in this offer, you must submit your properly completed election via the offer website, facsimile or e-mail (via PDF or similar imaged document file) on or before 9:00 p.m., Pacific Time, on April 10, 2009, to:

Williams-Sonoma, Inc.

Attention: Compensation Department

Fax: (415) 283-3622

E-mail: wsiequityawardexchange@wsgc.com

Offer Website: https://wsiequityawardexchange.com

Only responses that are complete and actually received by the Company by the deadline will be accepted. Responses submitted by any other means, including hand delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Williams-Sonoma at wsiequityawardexchange@wsgc.com or (415) 616-7778.

This notice does not constitute the Offer to Exchange. The full terms of the offer are described in the offer documents. You can access the offer documents by clicking on the title of each of the following documents: (1) the Offer to Exchange; (2) the Message from Howard Lester, dated March 16, 2009; (3) the Election Form; (4) the Withdrawal Form; and (5) the Guide to the Equity Award Exchange Program. You also may access these documents through the SEC’s website at www.sec.gov and on the offer website at https://wsiequityawardexchange.com.

In the event that we extend the offer, we will send an email or other communication to inform you of the new expiration date. This email or other communication will be sent as soon as possible but no later than 6:00 a.m., Pacific Time, on April 13, 2009. Currently, we do not expect to extend the offer.